UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 14, 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

Documents Furnished By the Registrant

1. Press Release of the Registrant dated December 31, 2002

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: January 14, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

MEDIA RELEASE	31 December 2002

JOHN PEARCE TO HEAD COLONIAL FIRST STATE INVESTMENTS

Sydney, December 31, 2002 – Colonial First State announced today that their General Manager, Investments, John Pearce will assume the role of Chief Operating Officer effective immediately following the decision of current CEO, Chris Cuffe to tender his resignation effective July, 2003. Mr Pearce will become CEO, Colonial First State following Mr Cuffe’s departure.

Mr Pearce joined Colonial First State in the position of General Manager, Investments following the Commonwealth Bank’s acquisition of Colonial Limited in May 2000, where he had extensive industry & management experience running the Treasury division of Colonial State Bank.

In his role of General Manager, Investments Mr Pearce has had overall responsibility for management of the investment function of the business. Mr Pearce has also held a joint acting CEO role overseeing the Finance, Legal and Compliance, Administration Services and Business Systems, IT and Human Resources Development areas during Mr Cuffe’s recent extended leave.

Mr Cuffe is confident he will be leaving Colonial First State in the hands of a very capable CEO and senior management team as proven during his recent extended leave.

“Colonial First State is led by an outstanding senior management team and John Pearce is an excellent manager of the business. His ability to make decisions, negotiate and lead a team of people is very impressive. This combination will ensure Colonial First State continues to set new benchmarks,” Mr Cuffe said.

Mr Cuffe joined the investment arm of the State Bank of NSW, First State Fund Managers in 1988 and assumed the role of CEO in 1990. He has spent the last 12 years working with his management team to grow Colonial First State from a boutique investment house to one of Australia’s leading fund managers.

Commonwealth Bank acting Group Executive Investment and Insurance Services, Stuart Grimshaw said Mr Cuffe’s contribution to the growth and reputation of Colonial First State is impressive.

“Chris’s contribution to the Colonial First State business has been significant. I wish him well in his future endeavours.”

Mr Grimshaw added the appointment of John Pearce to the role of CEO would ensure the ongoing stability and strength of the Colonial First State business.

“John Pearce is well qualified to fill the role of CEO, Colonial First State. In his role as General Manager, Investments and acting joint CEO during Chris’s leave of absence, John has proved his capability to be successor to the role of CEO, Colonial First State,” Mr Grimshaw said.

-ENDS-

For further information please contact: Tanya Atkins Colonial First State T: 8224 6059 / 0421 041 355	Bryan Fitzgerald Commonwealth Bank T: 9378 2663 / 0414 789 649